SECURITY NATIONAL FINANCIAL CORPORATION
5300 South 360 West, Suite 250
Salt Lake City, Utah 84123
Telephone (801) 264-1060

August 19, 2010

VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:       Eric Envall

Re:	Security National Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2010
File No. 000-09341

Dear Mr. Envall:

This will confirm that on August 11, 2010 you and David Irving of the SEC staff agreed to extending the time until August 31, 2010 for Security National Financial Corporation to file a response to the comment letter dated August 5, 2010.

Very truly yours,

/s/ Stephen M. Sill

Stephen M. Sill
Vice President, Treasurer and
Chief Financial Officer